UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 202

(CUSIP Number)

Maurice Zauderer

c/o Vaccinex, Inc.

1895 Mount Hope Ave

Rochester, New York 14620

Telephone: (585) 271-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 202

1	Name of Reporting Persons Maurice Zauderer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,366 (1)
	8	Shared Voting Power 1,507,958 (2)(3)
	9	Sole Dispositive Power 26,366 (1)
	10	Shared Dispositive Power 1,507,958 (2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,324 (1)(2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.8% (4)
14	Type of Reporting Person IN

(1)	Includes presently exercisable, or exercisable within 60 days of October 3, 2023, stock options for 4,250 shares of Vaccinex, Inc. common stock, par value $0.0001 (“Common Stock”).
(2)

Includes (a) 14,214 shares and 14,145 shares of Common Stock held directly by the Jeremy Zauderer Trust and the Jordan Zauderer Trust, respectively, over which Mr. Zauderer exercises voting and investment power, and (b) 979,599 shares held by Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”), of which Mr. Zauderer is the majority member. Mr. Zauderer exercises voting and investment power over the shares held by Vaccinex LLC.

(3)	Includes presently exercisable warrants for 500,000 shares of Common Stock held by Vaccinex LLC.
(4)

Based on (i) 12,494,275 shares of Common Stock issued and outstanding as of October 3, 2023 and (ii) 500,000 presently exercisable warrants. Under the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

CUSIP No. 918640 202

1	Name of Reporting Persons Vaccinex (Rochester), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,479,599 (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,479,599 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,599 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4% (3)
14	Type of Reporting Person OO

(1)	Mr. Zauderer is the majority member of Vaccinex LLC and exercises voting and investment power over the shares held by Vaccinex LLC.
(2)	Includes presently exercisable warrants for 500,000 shares of Common Stock held by Vaccinex LLC.
(3)

Based on (i) 12,494,275 shares of Common Stock issued and outstanding as of October 3, 2023 and (ii) 500,000 presently exercisable warrants. the rules of the U.S. Securities and Exchange Commission, “beneficial ownership” is deemed to include shares of common stock that may be acquired within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 1. Security and Issuer

The initial Schedule 13D, dated January 31, 2022, was filed with the Securities and Exchange Commission on February 10, 2022 (the “Initial Schedule 13D”) by Maurice Zauderer, President and Chief Executive Officer and board member of the Issuer, and Vaccinex (Rochester), L.L.C. (“Vaccinex LLC”) (collectively the “Reporting Persons”), and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Vaccinex, Inc., a Delaware corporation (the “Issuer” or “Company”) with principal offices located at 1895 Mount Hope Avenue, Rochester, New York 14620. The Initial Schedule 13D, as amended by Amendment No. 1 filed on November 23, 2022 and Amendment No. 2 filed on September 26, 2023, is hereby further amended with respect to the matters set forth below by this amended Schedule 13D filing (this “Schedule 13D”), which is being filed to report a greater than 1% increase in the percentage of shares beneficially owned by Vaccinex LLC. Unless otherwise indicated herein, there are no material changes to the information set forth in the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 3) give effect to the 1-for-15 reverse stock split effected by the Issuer on September 25, 2023 (the “Reverse Split”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

On October 3, 2023, Vaccinex LLC purchased 500,000 shares of Common Stock of the Issuer and warrants exercisable for the purchase of 500,000 shares of Common Stock (the “Warrants”) of the Issuer at a purchase price of $1.00 per share and accompanying Warrant, pursuant to the Issuer’s registration statement on Form S-1 (File No. 333-274520) (the “Registered Offering”). The Warrants are immediately exercisable at an exercise price of $1.00 per share and expire on October 3, 2028. The aggregate amount paid by Vaccinex LLC for the shares of Common Stock and Warrants it acquired in the Registered Offering was approximately $500,000.00. Vaccinex LLC used working capital in connection with this transaction.

On October 3, 2023, Mr. Zauderer acquired beneficial ownership of 5,000 shares of Common Stock through the following open-market purchases:

Number of shares purchased	Price per share ($)	Amount paid ($)
2,000	0.9265	1,853.00
2,000	0.9282	1,856.40
1,000	0.9399	939.90
5,000	0.93 (weighted average price)	4,649.30

On October 4, 2023, Mr. Zauderer acquired beneficial ownership of 5,000 shares of Common Stock through the following open-market purchases:

Number of shares purchased	Price per share ($)	Amount paid ($)
1,000	0.9763	976.30
2,000	0.9898	1,979.60
1,000	0.9598	959.80
1,000	0.9501	950.10
5,000	0.973 (weighted average price)	4,865.80

Item 4. Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Stock Purchase Agreement dated September 28, 2023 (the “Stock Purchase Agreement”), pursuant to which Vaccinex LLC purchased 500,000 shares of Common Stock from the Issuer and 500,000 Warrants at a combined purchase price of $1.00 per share and accompanying Warrant, resulting in a total purchase price of $500,000. In the prospectus to the registration statement on Form S-1 (File No. 333-274520), the Issuer states that it intends to use the net proceeds from the sale of the Common Stock and Warrants to fund the ongoing development and clinical trials of its lead drug candidate, pepinemab, in cancer and neurodegenerative disease, and for working capital and other general corporate purposes. Vaccinex LLC acquired the Common Stock and Warrants reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Stock Purchase Agreement, see Item 6.

The aggregate of 10,000 shares of Common Stock that Mr. Zauderer purchased on the open market on October 3, 2023 and October 4, 2023 were purchased for investment purposes.

The Reporting Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. The Reporting Persons do not have any present intention to sell any Common Stock that will be included in any registration statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the registration statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Reporting Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

All of the other securities reported herein were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Persons.

(b)

See rows (7) through (10) of the cover pages to this filing for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Reference is made to the discussion in Items 3 and 4.

(d)

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

Vaccinex LLC and the Issuer entered into a Stock Purchase Agreement dated September 28, 2023 (the “Stock Purchase Agreement”), pursuant to which Vaccinex LLC purchased 500,000 shares of Common Stock from the Issuer and 500,000 Warrants at a combined purchase price of $1.00 per share and accompanying Warrant, resulting in a total purchase price of $500,000. The closing under the Registered Offering and Stock Purchase Agreement occurred on October 3, 2023. The Stock Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by the Issuer and Vaccinex LLC customarily included in agreements for the issuance and sale of securities in a registered offering. The Stock Purchase Agreement also contains certain customary conditions to Vaccinex LLC’s obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

Pursuant to the Issuer’s Registered Offering, Vaccinex LLC entered into a lock-up agreement in the form attached thereto, pursuant to which Vaccinex, LLC agreed with the Placement Agent to be subject to a lock-up period of 60 days following the closing date of the registered equity offering, which was October 3, 2023. This means that, during the applicable lock-up period, the Reporting Persons may not: (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Issuer’s securities, whether any such transaction is to be settled by delivery of the Issuer’s shares of Common Stock, in cash or otherwise; (iii) make any demand for or exercise any right with respect to the registration of any of the Issuer’s securities; (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge; or (v) enter into any other arrangement relating to any of the Issuer’s securities.

The foregoing descriptions of the Stock Purchase Agreement, Warrants and Lock-up Agreements are qualified by the full text of such agreements and warrant, forms of which are attached as exhibits to this Schedule 13D (Amendment No. 3).

Item 7.	Material to Be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 3).

Exhibit	Description

99.6	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on 8-K filed October 4, 2023)

99.7	Form of Comment Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed October 4, 2023)

99.8*	Form of Lock-up Agreement

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2023

Maurice Zauderer

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer

Vaccinex (Rochester), L.L.C.

By:	/s/ Maurice Zauderer
Name: Maurice Zauderer
Title: President